Sharp Performance, Inc.

23 Misty Brook Lane

New Fairfield, Connecticut 06812-2380

June 13, 2013

William H Thompson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Sharp Performance, Inc.

Form 10-K for Fiscal Year Ended June 30, 2012

Filed October 4, 2012

Form 10-Q for Fiscal Quarter Ended September 30, 2012

and Fiscal Quarter Ended December 31, 2012

Filed February 9, 2013

File No. 333-162072

Dear Mr. Thompson:

By letter dated May 28, 2013, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Sharp Performance, Inc. (“Sharp” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s Annual Report on Form 10-K (the “10-K”) filed on October 4, 2012 and the Form 10-Q for Fiscal Quarter Ended September 30, 2012 and Fiscal Quarter Ended December 31, 2012 (the “10-Qs.”)

We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response. We acknowledge that a) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; b) Staff comments or changes to disclosure in response to Staff comments does not foreclose the Commission from taking action with respect to any the filings and c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person

Form 10-K for Fiscal Year Ended June 30, 2012  General

1.

The report should contain the numbers and captions of all items of Form 10-K, the form prescribed by the Commission for annual reports. Also, unless expressly provided otherwise, if any item is inapplicable or the answer thereto is negative, an appropriate statement to that effect should be made. Please revise to use the form prescribed for annual reports as in effect on the date of filing. Please refer to Exchange Act Rule 12b-13.

We agree with the Staff and have renumbered the disclosures as requested

2.

Please disclose the conclusion of your principal executive and principal financial officers, or and procedures as of the end of the period covered by the report, based on the evaluation of those controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15. Refer to Item 307 of Regulation S-K.

We agree with the Staff and have added the conclusion of our Chief Financial Officer.

3.

Please provide a report of management on your internal control over financial reporting as required by Item 308(a) of Regulation S-K or, if applicable, provide the statement set forth in Instruction I to Item 308 of Regulation S-K. In addition, please disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting as required by Item 307(c) of Regulation S-K.

We agree with the Staff and have provided this report.

Item 1B. Risk Factors, page 7

4.

In light of the disclosure regarding disclosure controls and procedures in your quarterly reports, please revise this section to provide a risk factor to alert investors to your ineffective controls and procedures. The risk factor should disclose all material risks resulting from these circumstances. In this regard, consider addressing the risk to the Company if it is unable to adequately correct any material weaknesses in its internal controls and procedures. Alternatively, if you have determined that a risk factor is unnecessary, tell us the basis for your conclusion.

We agree with the Staff.  We have added this Risk Factor.  It is the last risk factor of the Risks related to our business section

Item 15. Signatures, page 20

5.

The report should also be signed by the registrant, and also on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Please revise to provide the required signatures. Refer to General Instruction D(2) and the “Signatures” section of Form 10-K.

We agree with the Staff.  We have revised the Signature section to include that Mr. Sharp is the sole director of the Company.

Item 16. Exhibit Index, page 20

6.

We note that the index includes a reference to Exhibit 23.1A, consent of Li & Company, PC. We also note that you did not file the consent of Li & Company, PC. Please note that since the financial statements in Form 10-K for the fiscal year ended June 30, 2012 are not incorporated by reference in a previously filed registration statement, an auditor’s consent is not required.  Please revise to remove the Exhibit from the Index.

We agree with the Staff.  We have deleted the reference to the Consent in the Exhibit

Form 10-Q for the Fiscal Quarter Ended December 31, 2012 and Fiscal Quarter Ended September 30, 2012

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

7.

Exchange Act Rule 13a-15(b) or 15d-15(b) requires that management evaluate, with the participation of the principal executive and principal financial officers, the effectiveness of disclosure controls and procedure as of the end of each fiscal quarter. Please revise to disclose that your principal executive and financial officer participated in the evaluation. Also, disclosure controls and procedures are defined in Exchange Act Rules 13a - 15(e) and 15d - 15(e). Please revise your citation to reference Exchange Act Rule 13a-15(e) rather than Exchange Act Rule 13a-15(c).

We agree with the Staff. We have added the disclosure in regards to our Principal Executive and Chief Financial Officer participating in the evaluation.  We have also changed the reference in the Exchange Act to the correct section.

Changes in Internal Control over Financial Reporting

8.

You disclose that there were no changes in your internal control over financial reporting, other than those stated above, during your most recent quarter that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. Please tell us where the disclosure regarding changes in internal control is located or revise to disclose the changes in internal control over financial reporting to which you refer.

We agree with the Staff.  We have changed the disclosure to show that there were no changes in internal control.

Exhibits

9.

We note that Exhibit 32.1 filed pursuant to Item 601(b)(32) of Regulation S-K for the quarter ended December 31, 2012 references Form 10-Q for the quarterly period ended September 30, 2012. Please revise to reference the correct quarterly report.

We agree with the Staff and have changed the disclosure to reflect the correct date.